

March 31, 2011

Via e-mail
Mr. Scott Behrens
Senior VP & Chief Financial Officer
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271

      Re: ACI Worldwide, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 18, 2011
              Form 8-K Filed February 15, 2011
              File No. 00-25346

Dear Mr. Behrens:

We have reviewed your filings and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 31

1.   We note from your risk factor disclosures on page 16 that your backlog estimates require substantial judgment and are based on a number of assumptions, which may not be accurate and may not generate the predicted revenues. Tell us why you believe it is appropriate to refer to this data as backlog and specifically how you considered the guidance in Item 101(c)(1)(viii) of Regulation S-K to disclose the dollar amount of backlog orders believed to be <u>firm</u>. Explain further how you use this information in managing your business and why you believe it is useful to an investor. In addition, we note you disclose backlog information for several periods and yet you only include a

discussion of the committed backlog and renewal backlog for the most recent period-end. Please explain why and tell us how you considered disclosing this same information for all periods in which you disclose total backlog. In addition, tell us your consideration to disclose the portion of your "backlog" that is not reasonably expected to be filled within the current fiscal year pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Results of Operations

Income Taxes, page 37

2.   Tell us your consideration to provide disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions, and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Liquidity and Capital Resources, page 41

3.   We note that you derive a significant portion of your revenues from foreign operations. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. Also, tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition, Accrued Receivables and Deferred Revenue, page 60

4.   We note from your disclosures on page 34 that certain of your MLF arrangements are paid monthly or quarterly and certain long-term ILF arrangements are paid annually based on negotiated customer payment terms. For such contracts, please tell us if the amounts billed per month, quarter or year are the same (i.e. are billings ratable) or if the

amounts billed vary during the contract period. To the extent the terms vary, then explain further the billing terms. Also, tell us the cancellation terms for the company and the customer during the license term. In addition, explain further how capacity limits and capacity overage fees are factored into your billings and revenue recognition policy.

Note 13. Stock-Based Compensation Plans, page 77

Stock Incentive Plans – Terminated Plans with Options Outstanding, page 79

5.   We note that you continue to use the simplified method for determining the expected life of your stock options as your historical data does not provide a reasonable basis on which to estimate the expected term due to the period of time that individuals were unable to exercise options while the company was not current with its filings. Considering the passage of time since you achieved compliance, clarify for us why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term. Also, tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Note 15. Income Taxes, page 84

6.   Please explain further the captions in your effective income tax rate reconciliation table for "foreign tax rate differential" and "tax effect of foreign operations." In this regard, tell us which of your foreign jurisdictions had a more significant impact on your foreign tax rate differential for each period presented. Tell us the statutory tax rates in these jurisdictions and how they contributed to an increase in your overall effective tax rate. In addition, we note your discussion on page 37 regarding the recognition of tax expense associated with the transfer of certain intellectual property rights from U.S. to non-U.S. entities. Tell us if the effect of these transfers is included in the "tax effect of foreign operations" or explain further what is included in this reconciling item. If the transfers have impacted this line item, then explain further the reasons for transferring this intellectual property and why it has impacted your effective tax rate.

Form 8-K Filed February 15, 2011

7.   We note your discussion of "operating EBITDA." Considering you use EBITDA as a performance measure, tell us why you believe it is appropriate to reconcile this measure to operating income versus net income. Specifically tell us how you considered the guidance in Questions 103.01 and 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Scott Behrens
ACI Worldwide, Inc.
March 31, 2011
Page 4

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Dennis Byrnes, ACI Worldwide
       Robert A. Profusek, Esq., Jones Day